Hogan Lovells US LLP Tabor Center, Suite 1500 1200 Seventeenth Street Denver, Colorado 80202 T 303.899.7300 F 303.899.7333 www.hoganlovells.com

October 6, 2011

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Lyn Shenk
Jeffrey Sears
Doug Jones

Re:	Regal Entertainment Group
Form 10-K for Fiscal Year Ended December 30, 2010
Filed February 28, 2011
File No. 001-31315

Comment letter dated September 22, 2011

Dear Mr. Shenk:

On behalf of Regal Entertainment Group (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Amy E. Miles, Chief Executive Officer of Regal, dated September 22, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 30, 2010 (File No. 001-31315), as filed with the Commission on February 28, 2011.  The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors, as applicable.

Form 10-K for Fiscal Year Ended December 30, 2010

Item 6. Selected Financial Data, page 24

1.                                 Comment: Please expand your disclosure to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table of selected financial data. For example, we believe that it may be appropriate for you to briefly describe or cross-reference to discussions of (i) the material gain recognized in connection with the NCM common units redeemed during fiscal year 2010, (ii) the material gain recognized in connection with NCM, Inc.’s redemption of your preferred units during fiscal year 2007, (iii) the gain recognized in connection with the sale of common units to NCM, Inc. during fiscal year 2007 and (iii) the various impairment charges that have been incurred — particularly, when such charges were material relative to your reported operating income. In addition, please consider whether similar disclosure should accompany the table of quarterly financial data presented on page 41 of your MD&A, as applicable. Refer to Instruction 2 to Item 301 of Regulation S-K, as well as Item 302(a)(3) of Regulation S-K, for further guidance.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

Response:  The Company agrees with the Staff’s comment and will provide such enhanced disclosure in future Company filings with the Commission beginning with the Company’s 2011 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources Operating Activities, page 41

2.                                      Comment: Please clarify for us, as well as in your disclosure, the reasons for the significant increase in net cash flows provided by operating activities for fiscal 2009, relative to each of the surrounding fiscal years. We note your reference to a reduction in operating income in fiscal 2010 as the primary reason for the variance between fiscal 2010 and fiscal 2009. However, there is a greater reduction in operating income for fiscal 2010 compared to fiscal 2008, yet net cash flows provided by operating activities for each of these years do not differ materially. In this regard, we note that reference to operating income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand cash flows of operating activities in terms of cash without discussion of the significant reasons therefor and related underlying drivers thereof. Please revise your disclosure, accordingly. As part of your revised disclosure, include a discussion of the vendor payments affected by timing for the periods indicated in your disclosure and the reason why, as well as an explanation regarding the timing of income tax payments driving the variance between fiscal 2010 and fiscal 2009 and the reason for the increase in working capital in fiscal 2009, as compared to fiscal 2008.

Response: The Company acknowledges and agrees with the Staff’s comment.  The Company respectfully proposes in future filings to address in greater detail the underlying drivers impacting significant changes in net cash flows provided by operating activities.  By way of example, please refer to the below pro forma disclosure, which reflects the Company’s revised discussion of the significant increase in net cash flows provided by operating activities for fiscal 2009, relative to each of the surrounding fiscal years appearing on pages 41 and 42 of the Company’s 2010 Form 10-K.

“Net cash flows provided by operating activities totaled approximately $259.4 million, $410.8 million and $270.9 million for the Fiscal 2010 Period, the Fiscal 2009 Period and the Fiscal 2008 Period, respectively.

The $151.4 million decrease in net cash flows generated by operating activities for the Fiscal 2010 Period as compared to the Fiscal 2009 Period was caused by a $56.3 million reduction in net income excluding non-cash items coupled with negative fluctuations in working capital activity.  In the Fiscal 2010 Period, a $21.4 million increase in trade and other receivables and a $36.1 million reduction in accounts payable were the primary components of working capital activity that negatively impacted cash flows from operating activities by $51.0 million. The increase in trade and other receivables during the Fiscal 2010 Period was primarily associated with increased third party sales of our gift cards and discount tickets during the latter part of 2010 and with the timing of our estimated Federal and state income tax payments.  The decrease in accounts payable (primarily film rental liabilities) in the Fiscal 2010 Period was primarily due to lower attendance and box office revenue at our theaters during the latter part of the period coupled with the timing of certain film payments.  In the Fiscal 2009 Period, a $36.5 million increase in accounts payable was the primary component of working capital activity that positively impacted cash flows from operating activities by $44.1 million. The increase in accounts payable (primarily film rental liabilities) in the Fiscal 2009 Period was primarily due to increased attendance and box office revenue at our theaters in the latter part of the Fiscal 2009 Period and the timing of certain film payments.

The $139.9 million increase in net cash flows generated by operating activities for the Fiscal 2009 Period as compared to the Fiscal 2008 Period was caused by a $22.1 million increase in net income excluding non-cash items coupled with positive fluctuations in working capital activity.  In the Fiscal 2009 Period, a $36.5 million increase in accounts payable was the primary component of working capital activity that positively impacted cash flows from operating activities by $44.1 million. The increase in accounts payable (primarily film rental liabilities) in the Fiscal 2009 Period was primarily due to increased attendance and box office revenue at our theaters in the latter part of the Fiscal 2009 Period and the timing of certain film payments.  In the Fiscal 2008 Period, a $22.0 million increase in trade and other receivables and a $21.5 million increase income taxes payable (primarily related to the timing of Federal and state income tax payments and an increase in credit card receivables), a $23.5 million reduction in accounts payable (resulting from timing of film payments associated with the additional week of operations in the Fiscal 2008 Period), a $27.2 million decrease in deferred revenue (attributable to increased gift card and discount ticket redemptions from the additional week of operations in the Fiscal 2008 Period) and a $33.6 million reduction in accrued expenses and other liabilities (due primarily to the timing of cash interest payments on the Term Facility associated with the additional week of operations in the Fiscal 2008 Period), partially offset by a $10.7 million reduction in prepaid expenses and other assets, drove the working capital activity that negatively impacted cash flows from operating activities by $73.7 million.”

3.                                      Comment: In connection with the comment above, we note the disclosure in the “operating activities” section within “Management’s Discussion and Analysis” of your Form 10-Q for the fiscal period ended June 30, 2011, in which you primarily attribute the increase in net cash flows generated from operating activities for the fiscal 2011 period, as compared to the fiscal 2010 period, to an increase in operating income. However, operating income decreased in the two quarters ended fiscal 2011, as compared to fiscal 2010, and the amount of the change appears to be relatively minor compared to the total change in net cash flows generated from operating activities. Please revise your disclosure accordingly, giving consideration to the matters discussed in the preceding comment, as appropriate.

Response: The Company has considered the Staff’s comment and will revise its disclosure to address more specifically the reasons for significant changes in net cash flows provided by operating activities (please refer to the Company’s response to Comment # 2 above) in future Company filings with the Commission, beginning with the Company’s Form 10-Q for the quarterly period ended September 29, 2011.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Advertising and Start-up Costs, page 68

4.                                      Comment: Please disclose the total amount of advertising expense recognized for each reporting period for which you have provided a consolidated statement of income. Refer to FASB ASC Topic 720-35-50-1(b) for further guidance.

Response: The Company has considered the Staff’s comment but would respectfully request relief from making such disclosure in light of the potential for such disclosure to cause significant harm to the Company and its investors.  Disclosure of such information would enable third parties, particularly motion picture studios, to calculate the Company’s actual film rental costs, which could seriously impede the Company’s ability to enter into agreements with such parties on terms that are similar to or more favorable than its current agreements.  Additionally, disclosure of such information would enable the Company’s competitors to calculate the Company’s pure film costs, which in turn could be used by them, directly and through simple extrapolation, to unfairly compete with the Company.  As a result, the Company and, indirectly, its investors would be harmed through disclosure of such information.

Note 4. Investments

Investment in Digital Cinema Implementation Partners, page 74

5.                                      Comment: Per your disclosure on page 75, your company will lease digital projection systems from Kasima, LLC for minimum annual rent of $1,000 per system for the first six and a half years from the effective date of your agreement. You state further that, subject to certain conditions, the annual minimum rent is subject to an increase to $3,000 per system after the first six and a half years of the agreement. Finally, you state that your company is also subject to various types of other rent if the digital projection systems do not meet minimum performance requirements as outlined in the Master Lease. Given that (I) the annual rents disclosed reflect minimum rents and (II) there appears to be an expectation that the rental equipment will meet established minimum performance thresholds, please tell us whether there is a contingent rent component to your lease expense under the Master Lease. If so, tell us the underlying driver or factor upon which any contingent rent is based. Furthermore, if contingent rent could materially increase the overall rent expense attributable to the leasing of the digital projection systems, disclose the underlying drivers or factors upon which the contingent rent is based and the amount of the contingent rent. Additionally, tell us and disclose (i) the conditions upon which the annual minimum rent may increase to $3,000 per system, and (ii) the amount of rent incurred in 2010.

Response: In March 2010, the Company entered into a master equipment lease agreement (the “Master Lease”) with Kasima, LLC (“Kasima”), a wholly owned subsidiary of Digital Cinema Implementation Partners (“DCIP”).  Under the Master Lease, the Company pays annual minimum rent of $1,000 per digital projection system for the first six and a half years from the effective date of the agreement and is, as described below, subject to minimum annual rent of $3,000 per digital projection system beginning six and half years from the effective date of the agreement through the end of the lease term.  More specifically, under the terms of the Master Lease, the Company is required to pay a $1,000 minimum rental per digital projection system per year for the entire term of the lease.  Additionally, in the event that the junior capital raised by DCIP in the initial financing transactions remains outstanding at any time on or after the date that is six and a half years after the closing date of March 2010, the holders of the related notes will have the right to require the Company and other participating exhibitors to make incremental minimum rent payments of $2,000 per digital projection system per year through the earlier of the end of the lease term or until such notes are repaid.  The Company considers both the $1,000 minimum rental and the incremental minimum rental payment of $2,000 per digital projection system to be minimum rents and accordingly has recorded such rents on a straight-line basis in its consolidated financial statements.  Total rent recorded in 2010 relative to the aforementioned minimum rent was $1.9 million.  As of December 30, 2010, the Company’s recorded deferred rent liability associated with these minimum rents was approximately $0.9 million.

As noted in the Staff’s comment above, the Company is also subject to various types of additional rent as outlined in the Master Lease.  Situations in which the Company is subject to additional rental payments include the following:

•                  The Company is subject to additional monthly rent if digital projection systems leased by the Company are operated in theatres that are not fully digital (i.e., theatres that operate one or more 35MM projectors in one or more auditoriums, while also leasing digital projectors for operation in other auditoriums).  This additional monthly rent is only payable if Kasima does not collect a minimum amount of virtual print fees (see the Company’s response to Comment #6 below for an explanation of these fees) from the motion picture studios.

•                  The Company is subject to additional rent if a digital projection system does not earn the minimum annual target revenue per screen as set forth in the Master Lease.  Minimum target revenue for such calculation includes virtual print fees paid by the motion picture studios, as well as the annual additional rent paid by the Company.

•                  The Company is subject to additional rent in situations where:

a.              a digital projection system is available for use to exhibit content provided by certain content providers and is not used,

b.              content from a party that does not have a virtual print fee agreement with Kasima or from a party that is in default under its agreement with Kasima is exhibited by the Company,

c.               unresolved discrepancies exist between the records of a motion picture studio and the records of the Company regarding the virtual print fees that should be paid by the motion picture studio to Kasima,

d.              a digital projection system leased by the Company is not functional for a specified period of time, and

e.               the Company closes a theatre which utilizes leased digital projection systems prior to the expiration of the initial lease term and does not redeploy those systems within a specified time frame.

The Company recorded approximately $0.1 million in the aggregate related to the above additional rent provisions during the year ended December 30, 2010.  The Company does not anticipate that any of the additional rent provisions described herein will materially impact future total rent expense attributable to the lease of the digital projection systems.

Lastly, pursuant to the Staff’s request, the Company will add the following information to its disclosure relative to its relationship with DCIP in future filings with the Commission:

“In the event that the junior capital raised by DCIP in the initial financing transactions remains outstanding at any time on or after the date that is six and a half years after the closing date, the holders of related notes will have the right to require the Company to make incremental minimum rent payments of $2,000 per digital projection system per year through the earlier of the end of the lease term or until such notes are repaid.

. . .

During 2010, the Company incurred total rent of approximately $2.0 million associated with the leased digital projection systems.”

6.                                      Comment: From your disclosure it appears that the aggregate fair value of the total 537 digital projection systems contributed and sold to DCIP in 2010 was $32.6 million ($12.6 million for 200 systems contributed and $20.0 million in proceeds from 337 systems sold). It also appears from your disclosure that the aggregate minimum annual rent for these 537 systems over the 12 year term of the associated master lease agreement is $12.4 million, based on $1,000 per system for the first 6-1/2 years and $3,000 per system thereafter. Please explain to us the economics of this arrangement — in particular, the relationship between the total minimum annual rent and recovery of the fair value of these systems.

Response: The cost of the digital projectors is principally funded by borrowings effected by subsidiaries of DCIP and is amortized through the collection of virtual print fees from motion picture studios and equipment lease payments from participating exhibitors, including the Company.  Approximately 90% of the revenue earned by Kasima related to the digital projection systems is from virtual print fees charged to motion picture studios upon the exhibition of their films on a digital projector.  Approximately 10% (assuming $1,000 per system per year) of the revenue earned by Kasima related to the digital projection systems is from equipment lease payments made by the participating exhibitors.  The Company believes that the payments made to Kasima by both the motion picture studios and the exhibitors are commensurate with the respective benefits garnered by each through the utilization of digital projection systems. The motion picture studios are willing to fund the cost of the digital projection systems because the digital projection systems greatly reduce their costs to create prints of the films that are provided to the exhibitors.  It is the Company’s understanding that it typically costs a motion picture studio between $1,000 and $1,500 to produce a 35MM print and that a digital print (i.e. a hard drive) costs a studio approximately 10% of that amount.  Exhibitors gain limited operational efficiencies from the conversion to digital projection systems.

7.                                      Comment: You disclose that you recorded losses on the contributions and sales of the digital projection systems to DCIP because the systems’ carrying values exceeded their fair values. We note further from your disclosures that 2,202 of your screens are fitted with digital projection systems. Presumably 537 of these screens represent the systems leased from DCIP. Please tell us the number of digital projection systems you owned at December 30,

2010. In addition, explain to us your evaluation of the carrying values of any owned systems relative to their fair values and the basis for your conclusion — particularly, given the losses incurred for the systems involved with the noted DCIP transactions in 2010.

Response: As of December 30, 2010, the Company owned 18 digital projection systems and leased 2,184 digital projection systems from Kasima.  As of December 30, 2010, the carrying value of the owned digital projection systems was $1.1 million.  As the carrying value was immaterial and approximated the estimated fair market value on a per system basis as of December 30, 2010, no further review of the carrying value of such systems was considered necessary.

8.                                      Comment: With regard to your company’s investment in National CineMedia LLC (“NCM”), we note that both cash and non-cash transactions/distributions impact various amounts reported on your statements of income, balance sheets, and statements of cash flows. This information is presented in a disaggregated fashion throughout your filings. So that investors may readily understand the totality of all transactions associated with your investment in NCM for each period reported and the impact of each transaction on your financial statements, we believe that you should revise your disclosure in the notes to the financial statements to present, both on a comprehensive basis and in one location, all details associated with your investment in NCM that impact your financial statements — preferably in tabular format. For example, we believe that it would be appropriate for you to revise your tabular disclosure on page 80 of your fiscal year 2010 Form 10-K, as well as on page 9 of your Form 10-Q for the quarterly period ended June 30, 2011, to provide the following information in additional (i.e., separate) columns:

•                  the portion of your deferred revenue balance that is attributable to the NCM investment, as well as the periodic activity related to such balance (e.g., amortization and receipt of units);

•                  the total of any material amounts due to NCM (e.g., pursuant to integration agreements related to acquired screens with existing advertising contracts), as well as the items (e.g., payments) that have impacted such total for each reporting period;

•                  the cash distributions of, and cash investments in or payments to, NCM;

•                  the individual amounts reported in equity earnings — including, but not limited to, amounts received under your tax receivable agreement, equity earnings attributable to the “Initial Investment Tranche,” and equity earnings attributable to the “Additional Investments Tranche;” and

•                  the advertising revenue recognized as a result of the amortization of the recorded deferred revenue balance.

To the extent that any individual items presented in your revised table impact the carrying amount of your investment in NCM, but are not separately reflected in your current roll-forward of the NCM investment balance, we believe that you should revise the “Investment in NCM” column of your revised table, as appropriate. In addition, additional tables that complement amounts presented in the comprehensive table — for example, the table currently presented on page 82 of the fiscal year 2010 Form 10-K that shows the individual components of revenue associated with NCM — may also be meaningful, as applicable. Please provide your proposed revised disclosure as part of your response.

Response: The Company acknowledges and agrees conceptually with this Staff comment.  Accordingly, the Company agrees to revise the tabular disclosure in future

Company filings with the Commission beginning with the Company’s Form 10-Q for the quarterly period ended September 29, 2011.  By way of example, please refer to the below pro forma disclosures which reflect the revised tabular disclosures appearing on pages 80, 81 and 82 of the Company’s fiscal year 2010 Form 10-K and pages 9 and 10 of the Company’s Form 10-Q for the quarterly period ended June 30, 2011, respectively.

2010 Form 10-K:

“Below is a summary of activity with National CineMedia included in the Company’s consolidated financial statements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 (in millions):

	As of the period ended				For the period ended
	Investment in NCM	Deferred Revenue	Due to NCM	Cash Received (Paid)	Earnings recognized from NCM	Other NCM Revenues	Gain on sale of NCM, Inc. common stock
Balance as of December 27, 2007	$—	$(279.0)	$—	$—	$—	$—	$—
Receipt of additional common units (1)	73.3	(65.4)	(8.0)	—	—	—	—
Payments to NCM for Consolidated screen integration (1)	—	—	1.3	(1.6)	—	—	—
Receipt of excess cash distributions (2)	(2.8)	—	—	28.5	(25.7)	—	—
Receipt under tax receivable agreement (2)	—	—	—	4.6	(4.6)	—	—
Revenues earned under ESA (3)	—	—	—	11.1	—	(11.1)	—
Amortization of deferred revenue (4)	—	3.2	—	—	—	(3.2)	—
Equity in earnings attributable to additional common units (5)	2.6	—	—	—	(2.6)	—	—

Balance as of and for the period ended January 1, 2009	$73.1	$(341.2)	$(6.7)	$42.6	$(32.9)	$(14.3)	$—
Receipt of additional common units (1)	7.0	(7.0)	—	—	—	—	—
Payments to NCM for Consolidated screen integration (1)	—	—	2.6	(3.2)	—	—	—
Receipt of excess cash distributions (2)	(5.4)	—	—	33.9	(28.5)	—	—
Receipt under tax receivable agreement (2)	(0.8)	—	—	5.7	(4.9)	—	—
Revenues earned under ESA (3)	—	—	—	8.9	—	(8.9)
Amortization of deferred revenue (4)	—	4.1	—	—	—	(4.1)	—
Equity in earnings attributable to additional common units (5)	5.2	—	—	—	(5.2)	—	—

Balance as of and for the period ended December 31, 2009	$79.1	$(344.1)	$(4.1)	$45.3	$(38.6)	$(13.0)	$—
Receipt of additional common units (1)	5.9	(5.9)	—	—	—	—	—
Payments to NCM for Consolidated screen integration (1)	—	0.8	2.8	(3.9)	—	—	—
Receipt of excess cash distributions (2)	(6.3)	—	—	36.0	(29.7)	—	—
Receipt under tax receivable agreement (2)	(1.1)	—	—	7.0	(5.9)	—	—
Revenues earned under ESA (3)	—	—	—	8.1	—	(8.1)	—
Amortization of deferred revenue (4)	—	4.8	—	—	—	(4.8)	—
Equity in earnings attributable to additional common units (5)	5.4	—	—	—	(5.4)	—	—
Redemption/sale of NCM stock (6)	(14.0)	—	—	66.0	—	—	(52.0)
Change in interest loss	(0.2)	—	—	—	0.2	—	—

Balance as of and for the period ended December 30, 2010	$68.8	$(344.4)	$(1.3)	$113.2	$(40.8)	$(12.9)	$(52.0)

(1)                                  On March 17, 2010, March 17, 2009 and April 9, 2008 we received from National CineMedia approximately 0.3 million, 0.5 million and 0.8 million, respectively, newly issued common units of National CineMedia in accordance with the annual adjustment provisions of the Common Unit Adjustment Agreement. In addition, on May 29, 2008, we received from National CineMedia approximately 2.9 million newly issued common units of National CineMedia in accordance with the adjustment provisions of the Common Unit Adjustment Agreement in connection with our acquisition of Consolidated Theatres. The Company recorded the additional common units (Additional Investments Tranche) at fair value using the available closing stock prices of NCM, Inc. as of the dates on which the units were received. As a result of these adjustments, the Company recorded increases of $5.9 million, $7.0 million and $73.3 million to its investment in National CineMedia during the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

Since Consolidated Theatres maintains an existing agreement with an on-screen advertising provider, National CineMedia will not be provided access to such theatre locations until expiration of the related advertising contract. In accordance with the Common Unit Adjustment Agreement, Regal agreed to pay National CineMedia an amount that approximates the earnings before interest, taxes, depreciation and amortization that would have been generated by National CineMedia if it were able to sell on-screen advertising in the acquired theatre locations on an exclusive basis. The fair value of the screen integration payment was approximately $8.0 million and was accrued by the Company during the year ended January 1, 2009. Such amount was determined by the present value of the ultimate amount estimated to be paid to National CineMedia (approximately $8.9 million) through expiration of the on-screen advertising contract. The accretion associated with this obligation will be reflected in interest expense over the life of the related obligation.  The Company recorded the remaining $65.4 million as an increase to deferred revenue during the year ended January 1, 2009. This amount is being amortized to advertising revenue over the remaining term of the ESA following the units of revenue method as described in (4) below. With respect to the common units received on March 17, 2010 and March 17, 2009, the Company recorded corresponding increases to deferred revenue of $5.9 million and $7.0 million, respectively. Such amounts are being amortized to advertising revenue over the remaining term of the ESA following the units of revenue method as described in (4) below.

(2)                                  During the years ended December 30, 2010, December 31, 2009, January 1, 2009, the Company received $43.0 million, $39.6 million, $33.1 million, respectively, in cash distributions from National CineMedia

(including payments received under the tax receivable agreement). Approximately $7.4 million, $6.2 million and $2.8 million of these cash distributions received during the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, were attributable to the Additional Investments Tranche and were recognized as a reduction in our investment in National CineMedia. The remaining amounts were recognized in equity earnings during each of these periods and have been included as component of “Earnings recognized from NCM” in the accompanying consolidated financial statements.

(3)                                  As a result of the amendment to the ESA and related modification payment, the Company recognizes various types of other revenue from National CineMedia, including per patron and per digital screen theatre access fees, net of payments ($14.3 million, $14.8 million and $13.6 million for years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively) for on-screen advertising time provided to our beverage concessionaire and other NCM revenue. These advertising revenues are presented as a component of “Other operating revenues” in the Company’s consolidated financial statements.

(4)                                  Amounts represent amortization of ESA modification fees received from NCM to advertising revenue utilizing the units of revenue amortization method. These advertising revenues are presented as a component of “Other operating revenues” in the Company’s consolidated financial statements.

(5)                                  Amounts represent the Company’s share in the net income of National CineMedia with respect to the Additional Investments Tranche. Such amounts have been included as a component of “Earnings recognized from NCM” in the consolidated financial statements.

(6)                                On August 18, 2010, we redeemed 4.2 million of our National CineMedia common units for a like number of shares of NCM, Inc. common stock, which we sold in an underwritten public offering for $16.00 per share, reducing our investment in National CineMedia by $13.7 million, the average carrying amount of the shares sold. We received approximately $64.5 million in proceeds after deducting related fees and expenses payable by us, resulting in a gain on sale of $50.8 million. Finally, on September 8, 2010, we redeemed an additional 0.1 million National CineMedia common units for a like number of shares of NCM, Inc. common stock and sold them to the underwriters to cover over-allotments at $16.00 per share, further reducing our investment in National CineMedia by $0.3 million, the average carrying amount of the shares sold. We received approximately $1.5 million of net proceeds from this sale, resulting in a gain on sale of $1.2 million. These transactions caused a proportionate decrease in the Company’s Initial Investment Tranche and Additional Investments Tranche and decreased our ownership share in National CineMedia. As a result, on a fully diluted basis, we own a 19.4% interest in NCM, Inc. as of December 30, 2010.

In addition, as of December 30, 2010, approximately $2.1 million and $1.6 million due from/to National CineMedia were included in “Trade and other receivables, net” and “Accounts payable,” respectively. As of December 31, 2009, approximately $2.1 million due from/to National CineMedia were included in both “Trade and other receivables, net” and “Accounts payable.”

2011 Form 10-Q for quarter ended June 30, 2011:

“Below is a summary of activity with National CineMedia included in the Company’s unaudited condensed consolidated financial statements for the two quarters ended June 30, 2011:

	As of the period ended				For the period ended
	Investment in NCM	Deferred Revenue	Due to NCM	Cash Received (Paid)	Earnings recognized from NCM	Other NCM Revenues
Balance as of December 30, 2010	$68.8	$(344.4)	$(1.3)	$—	$—	$—
Receipt of additional common units (1)	10.4	(10.4)	—	—	—	—
Payments to NCM for Consolidated screen integration	—	—	0.8	(1.4)	—	—
Receipt of excess cash distributions (2)	(2.1)	—	—	12.1	(10.0)	—
Receipt under tax receivable agreement (2)	(1.2)	—	—	6.8	(5.6)	—
Revenues earned under ESA (3)	—	—	—	3.7	—	(3.7)
Amortization of deferred revenue (4)	—	2.6	—	—	—	(2.6)
Equity in earnings attributable to additional common units (5)	1.6	—	—	—	(1.6)	—

Balance as of and for the period ended June 30, 2011	$77.5	$(352.2)	$0.5	$21.2	$(17.2)	$(6.3)

(1)           On March 17, 2011, we received from National CineMedia approximately 0.6 million newly issued common units of National CineMedia in accordance with the annual adjustment provisions of the Common Unit Adjustment Agreement. The Company recorded the additional common units (Additional Investments Tranche) at fair value using the available closing stock price of NCM, Inc. as of the date on which the units were received. With respect to the common units received on March 17, 2011, the Company recorded an increase to its investment in National CineMedia of $10.4 million with a corresponding increase to deferred revenue. This amount is being amortized to advertising revenue over the remaining term of the exhibitor services agreement between RCI and National CineMedia (“ESA”) following the units of revenue method as described in (4) below. This transaction caused a proportionate increase in the Company’s Additional Investments Tranche and increased our ownership share in National CineMedia to 22.1 million common units. As a result, on a fully diluted basis, we own a 19.9% interest in NCM, Inc. as of June 30, 2011.

(2)           During the two quarters ended June 30, 2011 and July 1, 2010, the Company received $18.9 million and $22.0 million, respectively, in cash distributions from National CineMedia (including payments received under the tax receivable agreement). Approximately $3.3 million and $3.7 million of these cash distributions received during the two quarters ended June 30, 2011 and July 1, 2010, respectively, were attributable to the Additional Investments Tranche and were recognized as a reduction in our investment in National CineMedia. The remaining amounts were recognized in equity earnings during each of these periods and have been included as components of “Earnings recognized from NCM” in the accompanying unaudited condensed consolidated financial statements.

(3)           As a result of the amendment to the ESA and related modification payment, the Company recorded other NCM revenues, excluding the amortization of deferred revenue, of approximately $3.7 million and $4.0 million for the two quarters ended June 30, 2011 and July 1, 2010, respectively, pertaining to various types of other revenue from National CineMedia, including per patron and per digital screen theatre access fees (net of payments of $7.1 million and $7.3 million for the two quarters ended June 30, 2011 and July 1, 2010, respectively, for on-screen advertising time provided to our beverage concessionaire) and other NCM revenue. These advertising revenues are presented as a component of “Other operating revenues” in the Company’s unaudited condensed consolidated financial statements.

(4)           Amounts represent amortization of ESA modification fees received from NCM to advertising revenue utilizing the units of revenue amortization method. These advertising revenues are presented as a component of “Other operating revenues” in the Company’s unaudited condensed consolidated financial statements.

(5)          Amounts represent the Company’s share in the net income of National CineMedia with respect to the Additional Investments Tranche. Such amounts have been included as a component of “Earnings recognized from NCM” in the unaudited condensed consolidated financial statements.

In addition, as of June 30, 2011, approximately $2.7 million and $2.8 million due from/to National CineMedia were included in “Trade and other receivables, net” and “Accounts payable,” respectively. As of December 30, 2010, approximately $2.1 million and $1.6 million due from/to National CineMedia were included in “Trade and other receivables, net” and “Accounts payable,” respectively.”

Specific questions or comments regarding accounting related issues may be addressed to David Ownby, Chief Financial Officer at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2427 or keith.trammell@hoganlovells.com.

Sincerely,

/s/ Keith A. Trammell

Keith A. Trammell

Partner

keith.trammell@hoganlovells.com

+1 303 454 2427

cc:           Regal Entertainment Group

Statement of Regal Entertainment Group

October 6, 2011

Re:	Regal Entertainment Group Form 10-K for Fiscal Year Ended December 30, 2010 Filed February 28, 2011 File No. 001-31315

Regal Entertainment Group (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REGAL ENTERTAINMENT GROUP

By:	/s/ David Ownby
David Ownby
Chief Financial Officer